Annual General Meeting of Shareholders to
be held Wednesday, July 22, 2015

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

June 9, 2015

Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 22, 2015

NOTICE IS HEREBY GIVEN that the 2015 annual general meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, B.C., on Wednesday, July 22, 2015, at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2014 and the report of the auditor on those statements.

2.	To set the number of directors for the ensuing year at six.

3.	To elect directors for the ensuing year.

4.	To appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.
To consider and, if thought advisable, ratify and approve the Company’s existing stock option plan as more particularly described in the Company’s management information circular dated June 9, 2015 accompanying this Notice of Meeting (the “Information Circular”).

6.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by the management Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively the "Meeting Materials"). Shareholders are requested to read the Information Circular and, if unable to attend the Meeting in person, complete, date, sign and return the proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the applicable Meeting Materials to shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2015. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The Meeting Materials will be available on www.envisionreports.com/gsvagm2015 as of June 15, 2015, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov as of June 15, 2015.

All shareholders will receive a notice and access notification, together with a proxy or voting instruction form, as applicable, which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as its appears on the proxy or voting instruction form accompanying your notice and access notification. For holders with a 15 digit control number, you may request materials by calling toll free, within North America - 1-866-962-0498 or direct, from outside North America - (514) 982-8716, and entering your control number as indicated on your proxy or voting instruction form. For holders with a 12 digit control number, you may request materials by calling toll free, within North America - 1-844-669-5702. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than July 7, 2015. If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

The Board of Directors of the Company has fixed the close of business on June 9, 2015 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. The Board of Directors has also fixed 10:00 a.m. (Vancouver time) on Monday, July 20, 2015, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent, Computershare Investor Services Inc.

DATED at Vancouver, British Columbia, as of the 9th day of June, 2015.

GOLD STANDARD VENTURES CORP.

By:	(signed) “Jonathan T. Awde”
Jonathan T. Awde
President and Chief Executive Officer

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of June 9, 2015.

This Information Circular is being mailed by the management of the Company to everyone who was a shareholder of record of the Company on June 9, 2015 (the “Record Date”), which is the date that has been fixed by the Board of Directors of the Company (the “Board”) as the record date to determine the shareholders who are entitled to receive notice of and to vote at the Meeting.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2015 annual general meeting of the shareholders of the Company that is to be held on Wednesday, July 22, 2015 at 10:00 a.m. (Vancouver time) at The Terminal City Club, 837 West Hastings Street, Vancouver, B.C. The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company will deliver the Meeting Materials (as defined below) to shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2015. The Meeting Materials will be available on this website as of June 15, 2015, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission (the "SEC") website at www.sec.gov as of June 15, 2015. See "Notice and Access" below.

Under the Company’s Articles, one shareholder entitled to vote at the Meeting must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting. If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or otherwise required, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66 2/3% of the votes cast will be required (a “special resolution”).

WHO CAN VOTE?

Registered shareholders whose names appear on the Company’s central securities register maintained by Computershare Investor Services Inc. (“Computershare”), the Company’s registrar and transfer agent, as of the close of business on June 9, 2015, the Record Date, are entitled to attend and vote at the Meeting. Each Share is entitled to one vote.

If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

HOW TO VOTE

If you are a registered shareholder and eligible to vote, you can vote your shares in person at the Meeting or by signing and returning the accompanying form of proxy (the “Proxy”) by mail in the prepaid envelope provided or vote using the telephone or Internet as indicated on the form. Please see “Registered Shareholders” below.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered in your name on the Company’s central securities register maintained by Computershare.

Voting in Person

If you plan to vote in person at the Meeting do NOT complete and return the Proxy.

Instead, you will need to register with Computershare when you arrive at the Meeting and your vote will be taken and counted at the Meeting.

If your Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.

Voting by Proxy

If you do not wish to or cannot attend the Meeting in person, you may appoint someone else to attend the Meeting and act as your proxyholder to vote in accordance with your instructions. You can submit your Proxy as follows:

By Mail

Complete the Proxy or any other proper form of proxy, sign, date and return it, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to:

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1.

By Telephone or Internet

To complete your voting instructions using the telephone call 1-866-732-VOTE (8683) toll free and follow the prompts.

You can also vote using the Internet by going to www.investorvote.com and following the instructions.

You will need to insert your 15 digit control number found at the bottom of the first page of the Proxy to vote by telephone or the Internet.

Whichever method you choose, the Proxy must be received or voting instructions completed at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

You May Choose Your Own Proxyholder

The persons named in the Proxy are directors and/or executive officers of the Company. YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, YOU MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Your Voting Instructions

The persons named in the Proxy will vote or withhold from voting the Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon, and if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such specifications, your Shares will be voted in favour of each of the matters referred to herein. Each such matter is described in greater detail elsewhere in this Information Circular.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. It is the intention of the persons designated in the Proxy to vote in accordance with their best judgement on such matters or business. At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation of Proxies

A Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Vancouver time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders are “non-registered shareholders” (“Non-Registered Holders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Information Circular and the Proxy or voting instruction form, as applicable, (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. This year, the Company has decided to use notice and access to deliver the Meeting Materials to shareholders by posting the Meeting Materials on its website (www.goldstandardv.com). The Meeting Materials will be available on www.envisionreports.com/gsvagm2015 as of June 15, 2015, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov as of June 15, 2015. All shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting. See “Notice and Access” below.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders and seek voting instructions unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxywhich has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)
more typically, be given a voting instruction formwhich is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”or “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form. The Non-Registered Holder must properly complete and sign the VIF and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the form of proxy or VIF and insert the name of such Non-Registered Holder or such other person’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or VIF is to be delivered.

Every Intermediary has its own instructions on how to return the VIF; however, generally, you can submit your VIF as follows:

By Mail

Complete the enclosed VIF, sign and return it in the envelope provided.

By Telephone or the Internet

If you want to submit your voting instructions by telephone or using the Internet, see the enclosed VIF for details.

By Appointing Someone Else

If may also appoint someone else, who need not be a shareholder of the Company, to attend the Meeting and vote for you. Follow the instructions on the enclosed VIF.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us. Every Intermediary has its own procedures to follow, therefore please read your VIF carefully.

Voting in Person

If you plan to vote in person at the Meeting:

●	nominate yourself as appointee by printing your name in the space provided on the VIF. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form;

●	sign and return the VIF, following the instructions provided by your Intermediary; and

●	register with the transfer agent, Computershare, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your VIF to the Meeting, your vote will NOT count. Your vote can only be counted if you have returned the VIF in accordance with the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the persons named in the VIF as appointees will vote FOR each item of business. If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

Revocation of Voting Instructions

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive the Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a corporation incorporated in Canada and is being effected in accordance with the corporate laws of the province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the provinces of Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a significant portion of its assets and the assets of such persons are located outside the United States. Shareholders may not have standing to bring a claim against a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

ELECTRONIC DELIVERY OF DOCUMENTS

Each year the Company delivers documentation to its shareholder in accordance with applicable corporate and securities laws including interim consolidated financial reports, the annual reports (including audited annual consolidated financial statements and MD&A), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company. In an effort to make this process more convenient, cost effective and environmentally friendly, shareholders may choose to receive the Company’s documentation, including the Meeting Materials, electronically in lieu of receiving documentation in paper form by mail. Shareholders who do not consent to receive documentation electronically will continue to receive such documentation by mail or otherwise, in accordance with applicable securities laws.

By consenting to electronic delivery, shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet and certain system requirements (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)) are required to receive a document electronically.

The Company may, at any time, elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy of the document will be mailed to shareholders.

Registered shareholders can consent to electronic delivery by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup” to set up a user account as noted in the enclosed Proxy accompanying the Meeting Materials. Shareholders who enrol to receive electronic delivery of documents will receive a notification via email when a new document is available with a link to access the document online.

Shareholders are not required to consent to electronic delivery and may, at any time, revoke or modify any previously given consent to electronic delivery and receive a paper copy of any document at no cost by changing their user account at www.computershare.com/eDelivery accordingly.

NOTICE AND ACCESS

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing physical copies of the materials.

The Company will deliver the Meeting Materials to shareholders by posting the Meeting Materials on www.envisionreports.com/gsvagm2015. The Meeting Materials will be available on this website as of June 15, 2015, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov as of June 15, 2015.

The Company will mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have previously elected to receive paper copies of the Company’s meeting materials. All other shareholders will receive a notice and access notification which will contain information on how to obtain electronic and paper copies of the Meeting Materials in advance of the Meeting.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies using the control number as its appears on the proxy or voting instruction form accompanying your notice and access notification. For holders with a 15 digit control number, you may request materials by calling toll free, within North America - 1-866-962-0498 or direct, from outside North America - (514) 982-8716, and entering your control number as indicated on your proxy or voting instruction form. For holders with a 12 digit control number, you may request materials by calling toll free, within North America - 1-844-669-5702. Meeting Materials will be sent to you at no cost within three business days of your request, if such request is made before the Meeting. To ensure that you receive the Meeting Materials in advance of the voting deadline and Meeting date, all requests must be received no later than July 7, 2015. If you do request paper copies of the Meeting Materials, please note that another proxy/voting instruction form will not be sent and you should retain your current one for voting purposes. To obtain paper copies of the Meeting Materials after the Meeting date, please contact 1-844-669-5702.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued Shares are entitled to be voted at the Meeting and each has one vote. As of June 9, 2015 there were 167,769,539 Shares issued and outstanding.

Only those shareholders of record on June 9, 2015 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owns, or exercises control or direction, directly or indirectly, over Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company which have the right to vote in all circumstances:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and
FCMI Parent Co. Toronto, Ontario	27,418,744 (1)	16.34%
OceanaGold Corporation Melbourne, Australia	24,997,661 (1)	14.90%

(1)
This information is not within the knowledge of the management of the Company and has been extracted from insider reports filed by FCMI Parent Co. and OceanaGold Corporation and available through the Internet at www.sedi.ca.

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS
The audited consolidated financial statements of the Company for the year ended December 31, 2014 will be placed before you at the Meeting. A copy of these financial statements, together with the auditor’s report thereon, and management’s discussion and analysis, were mailed to those shareholders who returned the request for annual and interim financial statement return card mailed to shareholders in connection with the Company’s 2014 annual meeting and indicated to the Company that they wished to receive same. These financial statements and MD&A are also available for review on SEDAR. See Part 8 “OTHER INFORMATION – Additional Information” below.

SET NUMBER OF DIRECTORS

The Board presently consists of six (6) directors to be elected annually. At the Meeting, it is proposed to keep the number of directors elected at six (6) directors to hold office until the next annual general meeting or until their successors are duly elected or appointed. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the setting of the number of directors, the persons named in the enclosed Proxy will vote FOR the number of directors of the Company to be set at six (6).

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the six (6) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

The following table and notes thereto state the names, provinces/states and countries of residence of all persons proposed to be nominated for election as directors, the date on which each of them first became a director of the Company, all positions and offices with the Company held by each of them, the principal occupation or employment of each of them, and the approximate number of Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by each of them as at the date of this Information Circular. The biographical information set out below as to principal occupation of, and number of Shares owned by, each of the nominees, not being within the knowledge of the Company, has been furnished by the nominees.

Name, Province/State and Country of Residence and Position with Company	Present Principal Occupation (1)	Previously a Director Since	Shares Owned (2)
Jonathan T. Awde (6) B.C., Canada President, CEO and Director	President and Chief Executive Officer of Gold Standard Ventures Corp.	July 13, 2010	3,554,700
David Morrell Cole (3) (4) Colorado, U.S.A. Director	President and Chief Executive Officer, Eurasian Minerals Inc. (TSX-V – EMX and NYSE-MKT - EMXX), March 2003 to present	March 29, 2012	52,250

Name, Province/State and Country of Residence and Position with Company	Present Principal Occupation (1)	Previously a Director Since	Shares Owned (2)
Robert J. McLeod (3) (4) (5) (6) B.C., Canada Director	Exploration geologist, March 2003 to present; President and Chief Executive Officer, IDM Mining Ltd. (TSX - RV), Sep 2013 to present	June 28, 2011 Previously a director from July 13, 2010 to March 17, 2011	Nil
Richard S. Silas B.C., Canada Corporate Secretary and Director	Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange issuers, 1997 to present; Secretary, Gold Standard, July 13, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010)	April, 2009	744,650
Jamie D. Strauss (5) (6) London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present; former Managing Director of UK, BMO Capital Markets, 2007 to 2009	September 5, 2012	16,000
William E. Threlkeld (3) (4) (5) Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. (TSX – SEA and NYSE – SA), since 2001	March 17, 2011	Nil

(1)
Includes occupations for preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.

(2)
The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, or over which control or direction, directly or indirectly, is exercised by each proposed nominee as of June 9, 2015. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(3)	Member of audit committee. Robert J. McLeod is Chair of the audit committee.

(4)	Member of compensation committee. Robert J. McLeod is Chair of the compensation committee.

(5)	Member of corporate governance committee. Robert J. McLeod is Chair of the corporate governance committee.

(6)	Member of nominating committee. Jamie D.R. Strauss is Chair of the nominating committee.

The Company does not have an executive committee. Pursuant to the provisions of the Business Corporations Act (British Columbia) the Company is required to have an audit committee whose members are indicated above. See also Part 6 “AUDIT COMMITTEE” below. The Company also has a compensation committee, a corporate governance committee and a nominating committee whose members are indicated above. See Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders or Bankruptcy

Save and except as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard S. Silas and Jonathan T. Awde are former directors and officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venture Exchange. Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010. Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date. Richard S. Silas also resigned as a director and officer of Northern Star effective such date.

Mr. Silas is also a director of Spirit Bear Capital Corp. a CPC company that was suspended from trading by the TSX Venture Exchange on May 15, 2014 for failure to complete a qualifying transaction within 24 months of its listing.

Penalties or Sanctions

As of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

On September 2, 2014, Jonathan T. Awde was fined a total of $46,000 by the Quebec court for 11 counts of failing to file insider reports within the prescribed time period required under applicable securities legislation in respect of certain trades in securities of Northern Star during the period from November 2008 to April 2010.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010. See also Part 6 “AUDIT COMMITTEE”.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of Davidson & Company LLP, Chartered Accountants, to serve as auditor of the Company until the next annual meeting of the Company’s shareholders and to authorize the directors of the Company to fix its remuneration.

ANNUAL RATIFICATION OF STOCK OPTION PLAN

Policy 4.4 of the TSX Venture Exchange (the “Exchange”) specifies that all listed issuers must implement a stock option plan. The Company’s current stock option plan, which was initially adopted on June 28, 2011, as subsequently amended (the “Option Plan”), is a “rolling” plan as characterized by Exchange policy pursuant to which the aggregate number of Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding Shares from time to time. Exchange policy requires that shareholder approval for “rolling” stock option plans must be obtained annually.

The material terms of the Option Plan are as follows:

1.
The number of shares subject to each option is determined by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board, provided, at the time the options are granted, that:

(a)	the number of shares subject to option, in the aggregate, not exceed 10% of the Company’s then issued shares;

(b)	no more than 5% of the issued shares of the Company may be granted to any one optionee in any 12 month period (unless the Company has obtained “disinterested” shareholder approval);

(c)	no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period; and

(d)	no more than an aggregate of 2% of the issued shares of the Company may be granted to persons employed to provide "investor relations activities" in any 12 month period.

2.
The exercise price of the options cannot be set at less than the last closing price of the Company’s shares on the stock exchange on which the Shares of the Company are then listed on the day before the date on which the options are granted by the Company, less the maximum allowable discount from market as may be permitted under the policies of such exchange, if any, or such other minimum exercise price as may be required by such exchange.

3.	The options may be exercisable for a period of up to 10 years.

4.
All options are non-assignable and non-transferable and, if granted at an exercise price less than market, will be legended with a four month Exchange hold period commencing on the date the stock options are granted.

5.
The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relations activities” must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

6.	Reasonable topping up of options granted to an individual will be permitted.

7.
The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation.

8.
In the event of death of an optionee, the option previously granted to him shall be exercisable as to all or any of the Shares in respect of which such option has not previously been exercised at the date of the optionee's death (including in respect of the right to purchase Shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

9.
Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company or in the event of a take-over bid is made for the Shares of the Company, the optionees under such options shall be entitled, for a stated period of time thereafter, to exercise and acquire all Shares under their option, including in respect of Shares available under the option that are not otherwise vested at that time.

10.
Disinterested shareholder approval for any reduction in the exercise price of a previously granted option shall be obtained prior to the exercise of such options if the optionee is an “insider” of the Company at the time of the proposed reduction.

The full text of the Option Plan is available for review on SEDAR under the Company’s profile at www.sedar.com. At the Meeting, the shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions:

"RESOLVED, as an ordinary resolution, THAT:

1.	the Company’s stock option plan adopted June 28, 2011, as subsequently amended (the “Option Plan”), be and is hereby ratified, confirmed, authorized and approved;

2.
the reservation under the Option Plan of up to a maximum of 10% of the issued shares of the Company, on a rolling basis, as at the time of granting of the stock option pursuant to the Option Plan be and the same is hereby authorized and approved; and

3.
any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents, agreements and instruments, and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.”

Recommendation of the Board

The Board unanimously recommends that the shareholders vote in favour of ratifying and approving the Option Plan.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the Option Plan, the persons named in the enclosed Proxy will vote FOR the approval of the above resolution.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had five "Named Executive Officers" during the financial year ended December 31, 2014 as set out below:

Jonathan T. Awde	-	President and Chief Executive Officer
Michael N. Waldkirch	-	Chief Financial Officer
Mac R. Jackson, Jr.	-	Vice-President, Exploration (appointed May 30, 2014)
Richard S. Silas	-	Secretary
David C. Mathewson	-	Former Vice-President, Exploration (resigned May 30, 2014)

Definitions: For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"external management company" includes a subsidiary, affiliate or associate of the external management company; "grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)	a CEO; (b) a CFO;

(c)
each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company’s policies on compensation for its Named Executive Officers are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company. The overriding principles in establishing executive compensation provide that compensation should:

(a)	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract, motivate and retain highly qualified executives;

(b)	reflect recognition and encouragement of leadership, entrepreneurial spirit and team work;

(c)	reflect an alignment of the financial interests of the executives with the financial interest of the Company’s shareholders;

(d)	include stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

(e)	reflect a contribution to enhancement of the Company’s shareholder value; and

(f)	provide incentive to the executives to continuously improve operations and execute on corporate strategy.

The Named Executive Officers’ compensation program is, therefore, designed to reward the Named Executive Officers for increasing shareholder value, achieving corporate performance that meets pre-defined objective criteria, improving operations and executing on corporate strategy. The same approach is taken by the Company with respect to the compensation of senior management personnel other than the Named Executive Officers.

Goals and Objectives

The Board has established a compensation committee (the “Compensation Committee”) which is currently comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld.

The purpose of the Compensation Committee is to make recommendations to the Board regarding (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As a junior resource issuer, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis. The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s Chief Executive Officer. In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for junior natural resource issuers. Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: (a) the achievement of corporate objectives, such as financings, exploration programs and successes, acquisitions, joint ventures and other business development, in particular having regard to budgetary constraints and other challenges facing the Company; (b) the Company’s financial condition; and (c) the Company’s share price, market capitalization and shareholder returns. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies (see "Independent Executive Compensation Report" below) and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants are made by the Board based on input from the Compensation Committee and Chief Executive Officer, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

Executive Compensation Program

The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, short-term incentive compensation (discretionary cash bonuses) and long-term incentive compensation (share options).

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the junior natural resource market. After base fee or salary, options are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build shareholder value. The amount of options granted is proportional to the recipient’s position in the Company. Bonuses are the least important of the three components and are determined at year-end. It is anticipated that, if granted, they will be equal to a fraction of base fee or salary.

Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance. Base fees or salaries are established by taking into account level of skills, expertise and capabilities demonstrated by the senior executives, individual performance and experience, level of responsibility and competitive pay practices by comparable junior natural resource issuers. See “Independent Executive Compensation Report” below.

Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Short-Term Incentives

The Company provides senior executives (including the Named Executive Officers) with the opportunity to receive discretionary cash bonuses as determined by the Board based on the recommendations of the Compensation Committee and having regard to individual and corporate performance over the past financial year. Bonuses are primarily designed to align the financial interests and personal motivation of the Named Executive Officers with the interests of the Company and are intended to reward the executive officers for meeting or exceeding the individual and corporate performance objectives set by the Board. See the “Summary Compensation Table” below for details of the discretionary bonuses paid to the Named Executive Officers of the Company for the fiscal year ended December 31, 2014.

Long-Term Incentives

The Company’s long-term incentive compensation for senior executives (including the Named Executive Officers) is provided through stock option grants under the Option Plan, which permits the granting of options to purchase up to a maximum of 10% of the then issued and outstanding Shares. Each Named Executive Officer is eligible for option grants as determined by the Board, based on the recommendation of the Compensation Committee and input from the Chief Executive Officer. Subject to the terms of the Option Plan and the rules and policies of the Exchange, the number of options and the exercise price of all options, are dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long term contribution to the Company will be key to its long-term success. The options granted under the Option Plan may be exercisable for the period determined by the Board at the time of grant, subject to the terms of the Option Plan and the policies of the Exchange.

Participation in the Option Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and shareholder value, as the value of the options is directly dependent on the market valuation of the Company. As such, stock options reward overall corporate performance, as measured through the price of the Company’s shares and enables executives to acquire and maintain a significant ownership position in the Company.

Stock options are normally granted by the Board when an executive officer first joins the Company based on his level of responsibility within the Company. Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer’s level of ongoing responsibility within the Company and to ensure equity and fairness in the granting process. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants. Options are usually priced at the closing trading price of the Company’s shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire five years from the date of grant.

See Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan” for details of the material terms of the Company’s Option Plan.

Independent Executive Compensation Report

In February, 2012, the Compensation Committee engaged Hummingbird Consultants Ltd., doing business as Roger Gurr & Associates, (“Gurr”) to provide an independent review of executive and board compensation to assist the Company in developing an appropriate compensation strategy (including a comparator group of mining companies) to attract, retain and motivate staff to achieve the Company’s development plans. In its report to the Compensation Committee dated February 29, 2012 (the “Gurr Report”), Gurr recommended that the Company’s overall approach to executive compensation include a comparator group of mining exploration companies of similar size as the Company in terms of then market capitalization with a focus on gold and that compensation should be based upon median levels but with some significant emphasis upon performance based compensation so as to drive overall compensation above median towards top quartile, if justified based on company performance.

Utilizing the following criteria:

●	early stage exploration
●	focus on precious metals – primarily gold or gold/copper
●	properties primarily in the Americas
●	market capitalization in the range of $50 - $200 million

Gurr developed a comparator group of 22 mining companies and determined that the Company’s executive compensation levels were at or slightly below the minimum salary range of the comparative group. Gurr also found that in order to remain competitive, the Company should consider annual discretionary bonus opportunities in the range of 20% to 45% for its Named Executive Officers with discretionary bonuses at the higher end of the range for the Company’s senior executive officers, subject to the achievement of performance based objectives and having regard to the creation of shareholder value.

After considering the Gurr Report within the context of the achievement of certain corporate objectives by management in 2011 including, but not limited to, the Company’s exploration successes, capital financings, share price and shareholder returns, the Compensation Committee recommended increases in the base fee/salaries paid to the Company’s Named Executive Officers for the fiscal year ended December 31, 2012 ranging from 22% in the case of Jonathan T. Awde (President and Chief Executive Officer) to 51% in the case of Michael N. Waldkirch (Chief Financial Officer). With the exception of the increase to David C. Mathewson (former Vice-President, Exploration), each increase recommended by the Compensation Committee was slightly lower than the midpoint salary for the then Named Executive Officers set out in the Gurr Report. In Mr. Mathewson’s case, the Compensation Committee recommended an increase closer to the maximum salary range contained in the Gurr Report in light of the Company’s recent exploration successes at its Railroad Project due, in large part, to the efforts of Mr. Mathewson. Such increases were subsequently adopted and approved by the Board, with each Named Executive Officer, as applicable, abstaining from voting in respect of his own compensation.

In light of, inter alia, the significant increases paid to the Named Executive Officers in 2012 and continued difficult capital markets, there were no increases in the base fees/salaries paid to the Company's Named Executive Officers for the fiscal years ended December 31, 2013 and December 31, 2014. See “Summary Compensation Table” below.

Performance Graph

The chart below shows the percentage change in the Company’s cumulative shareholder return commencing July 13, 2010 (the date on which the Shares commenced trading on the Exchange following completion of the Company’s acquisition of JKR Gold Resources Inc. ("JKR Gold") pursuant to a statutory plan of arrangement) and ending December 31, 2014, based upon a $100 investment made on July 13, 2010 in Shares, against the cumulative total shareholder return of the S&P/TSX Composite Index over the same period.

	July 13,	December 31,	December 31,	December 31,	December 31,	December 31,	Average Annual
	2010 (1)	2010 (2)	2011(2)	2012(2)	2013 (2)	2014 (2)	Return
$100	$100.00	$104.29	$107.14	$190.00	$92.86	$75.71	-5.43%
Investment in
Base Period

Notes:
(1)	The Shares commenced trading on the Exchange on July 13, 2010.
(2)	The Company’s last business day of the year.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.

The Company’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option compensation. The options are intended to be competitive and forward-looking. See “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” below for details of current stock options granted by the Company to the Named Executive Officers.

However, the Company operates in a commodity business and the share price can be directly impacted by the market prices of gold and other precious metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control. The Company’s share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions. The Compensation Committee evaluates financial performance by reference to the Company’s operating performance rather than short-term changes in share price based on its view that the Company’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or depressed commodity prices or temporarily increased due to market conditions or events. The movement in share price of the Company is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was more than $150,000 for each of the Company’s three most recently completed financial years. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year	Salary	Share based Awards	Option Based Awards (1)	Non-equity incentive plan compensation		Pension Value	All other Compensation ($) (2)	Total Compensation
					Annual	Long-Term
					Incentive	Incentive
					Plans	Plans
Jonathan T. Awde	2014	$220,000 (3) (4)	Nil	$213,317 (5)	Nil	Nil	Nil	$54,650 (6)	$487,967
President and CEO	2013	$220,000 (3) (4)	Nil	$149,670 (5)	Nil	Nil	Nil	$55,000 (6)	$424,670
	2012	$206,667 (3) (4)	Nil	$146,903 (5)	Nil	Nil	Nil	$77,000 (6)	$430,570
Michael Waldkirch	2014	$163,000 (7) (8)	Nil	$64,335 (9)	Nil	Nil	Nil	$18,150 (10)	$245,485
CFO	2013	$163,000 (7) (8)	Nil	$68,767 (9)	Nil	Nil	Nil	$24,450 (10)	$256,217
	2012	$132,667 (7) (8)	Nil	$48,968 (9)	Nil	Nil	Nil	$52,750 (11)	$234,385
Mac R. Jackson	2014	$178,924 (12)	Nil	$95,280 (14)	Nil	Nil	Nil	$32,957 (15)	$307,161
VP, Exploration	2013	$175,497 (13)	Nil	$101,129 (14)	Nil	Nil	Nil	$11,432 (15)	$288,058
	2012	$160,736 (13)	Nil	$19,587 (14)	Nil	Nil	Nil	$35,986 (15)	$216,309
Richard S. Silas	2014	$134,000 (16)(17)	Nil	$64,335 (18)	Nil	Nil	Nil	$17,035 (19) (20)	$215,370
Secretary	2013	$134,000(16)(17)	Nil	$68,767 (18)	Nil	Nil	Nil	$20,100 (19) (20)	$222,867
	2012	$125,333(16)(17)	Nil	$39,174 (18)	Nil	Nil	Nil	$33,500 (19) (20)	$198,007
David C.	2014	$106,972 (21)	Nil	$101,908 (23)	Nil	Nil	Nil	$239,910 (24)	$448,790
Mathewson VP, Exploration	2013	$226,578 (22)	Nil	$121,354(23	Nil	Nil	Nil	$33,000 (25)	$380,932
(former)	2012	$189,787 (22)	Nil	$48,968 (23)	Nil	Nil	Nil	$106,454 (25)	$345,209

Notes:

(1)
Refer to options granted under the Company’s Option Plan based on the fair value of such stock options granted during the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012. See “Incentive Plans Awards” below.The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black Scholes option pricing model assuming the following: 2014 – life expectancy of 4 to 5 years, a risk free rate of 1.29% to 1.70%, a forfeiture rate of 0% and volatility of 78% to 80%; 2013 – life expectancy of 5 years, a risk free rate of 1.63%, a forfeiture rate of 0% and volatility of 140%; and 2012 – life expectancy of 5 years, a risk free rate of 1.63%, a forfeiture rate of 0% and volatility of 125%.

(2)
The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total compensation for the financial year.

(3)	This amount was paid to a private company controlled by Mr. Awde.

(4)
Effective May 1, 2012, the management fee paid to the private company controlled by Mr. Awde increased from $15,000 per month ($180,000 per annum) to $18,333 per month ($220,000 per annum) based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(5)
During the year ended December 31, 2014 Mr. Awde was granted options to purchase a total of 300,000 Shares of the Company for a period of four years at an exercise price of $0.79 per share and 200,000 Shares of the Company for a period of five years at an exercise price of $0.77 per share. During the year ended December 31, 2013 Mr. Awde was granted options to purchase a total of 220,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share. During the year ended December 31, 2012 Mr. Awde was granted options to purchase a total of 150,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.

(6)	During the year ended December 31, 2014, a discretionary bonus of $54,650 (2013 - $55,000; 2012 - $77,000) was paid to a private company controlled by Mr. Awde.

(7)	This amount was paid to a private company controlled by Mr. Waldkirch for financial management fees.

(8)
Effective May 1, 2012, the financial management fee paid to a private company controlled by Mr. Waldkirch increased from $9,000 per month ($108,000 per annum) to $13,583 per month ($163,000) based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(9)
During the year ended December 31, 2014 Mr. Waldkirch was granted options to purchase a total of 102,000 Shares of the Company for a period of four years at an exercise price of $0.79 per share and 50,000 Shares of the Company for a period of five years at an exercise price of $0.77 per share. During the year ended December 31, 2013 Mr. Waldkirch was granted options to purchase a total of 102,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share. During the year ended December 31, 2012 Mr. Waldkirch was granted options to purchase a total of 50,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.

(10)	During the year ended December 31, 2014, a discretionary bonus of $18,150 (2013 - $24,450) was paid to a private company controlled by Mr. Waldkirch.

(11)
Of this amount, $12,000 was paid to a private company controlled by Mr. Waldkirch for professional fees. The balance of $40,750 was paid to a private company controlled by Mr. Waldkirch as a discretionary bonus.

(12)	Mr. Jackson was appointed as Vice-President, Exploration on May 30, 2014.

(13)	This amount was paid to Mr. Jackson in his capacity as Senior Geologist of the Company.

(14)
During the year ended December 31, 2014 Mr. Jackson was granted options to purchase a total of 150,000 Shares of the Company for a period of four years at an exercise price of $0.79 per share and 75,000 Shares of the Company for a period of five years at an exercise price of $0.77 per share. During the year ended December 31, 2013 Mr. Jackson was granted options to purchase a total of 150,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share. During the year ended December 31, 2012 Mr. Jackson was granted options to purchase a total of 20,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.

(15)	During the year ended December 31, 2014, a discretionary bonus of $32,957 (2013 - $11,432; 2012 - $35,986) was paid to Mr. Jackson.

(16)	This amount was paid to a private company controlled by Mr. Silas for administrative management and secretarial fees.

(17)
Effective May 1, 2012, the consulting fees paid to the private company controlled by Mr. Silas increased from $9,000 per month ($108,000 per annum) to $11,167 per month ($134,000) based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(18)
During the year ended December 31, 2014 Mr. Silas was granted options to purchase a total of 102,000 Shares of the Company for a period of four years at an exercise price of $0.79 per share and 50,000 Shares of the Company for a period of five years at an exercise price of $0.77 per share. During the year ended December 31, 2013 Mr. Silas was granted options to purchase a total of 102,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share. During the year ended December 31, 2012 Mr. Silas was granted options to purchase a total of 40,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.

(19)	During the year ended December 31, 2014, a discretionary bonus of $17,035 (2013 - $20,100; 2012 - $33,500) was paid to a private company controlled by Mr. Silas.

(20)	During the year ended December 31, 2014, rent reimbursement of Nil (2013 - Nil; 2012 - $73,575) was paid to a private company controlled by Mr. Silas.

(21)	Effective May 30, 2014, Mr. Mathewson resigned as the Vice-President and a director of the Company. This figure represents Mr. Mathewson's salary for the period January 1, 2014 to May 30, 2014.

(22)
Effective May 1, 2012 and August 31, 2012, the salary paid to Mr. Mathewson increased from US$12,500 per month to US$16,667 per month to US$18,333 per month (US$220,000 per annum) based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(23)
During the year ended December 31, 2014 Mr. Mathewson was granted options to purchase a total of 250,000 Shares of the Company for a period of four years at an exercise price of $0.79 per share. During the year ended December 31, 2013 Mr. Mathewson was granted options to purchase a total of 180,000 Shares of the Company for a period of five years at an exercise price of $0.76 per share. During the year ended December 31, 2012 Mr. Mathewson was granted options to purchase a total of 50,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.

(24)
On May 30, 2014, Mr. Mathewson stepped down as the Vice-President, Exploration and a director of the Company. This amount was paid to Mr. Mathewson in the form of severance and represents one year's salary at US$220,000 per annum. See "Termination and Change of Control Benefits" below for a brief discussion of the circumstances surrounding Mr. Mathewson's resignation.

(25)	This amount was paid to Mr. Mathewson in the form of a discretionary bonus.

Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2014:

	Option-based Awards				Share-based Awards (2)
Name	Number of Securities	Option	Option	Value of	Number of shares	Market or payout
	underlying	exercise	Expiration	unexercised in-	or units of shares	value of share
	unexercised options	price ($)	Date	the-money-	that have not	awards that have
	(#)			options ($) (1)	vested (#)	not vested ($)
Jonathan T. Awde	300,000	$0.65	July 13, 2015	Nil	N/A	N/A
President and CEO	225,000	$0.71	Jan. 25, 2016	Nil
	150,000	$1.16	Feb. 2, 2017	Nil
	300,000	$0.79	Mar. 17, 2018	Nil
	222,000	$0.76	May 23, 2018	Nil
	200,000	$0.77	Sep. 12, 2019	Nil
Michael N. Waldkirch	200,000	$0.65	July 13, 2015	Nil	N/A	N/A
CFO	75,000	$0.71	Jan. 25, 2016	Nil
	30,000	$1.26	June 29, 2016	Nil
	50,000	$1.16	Feb. 2, 2017	Nil
	102,000	$0.79	Mar. 17, 2018	Nil
	102,000	$0.76	May 23, 2018	Nil
	50,000	$0.77	Sep. 12, 2019	Nil
Mac R. Jackson	75,000	$1.26	June 29, 2016	Nil	N/A	N/A
VP, Exploration	20,000	$1.16	Feb. 2, 2017	Nil
	150,000	$0.79	Mar. 17, 2018	Nil
	150,000	$0.76	May 23, 2018	Nil
	75,000	$0.77	Sep. 12, 2019	Nil

Richard S. Silas	200,000	$0.65	July 13, 2015	Nil	N/A	N/A
Secretary	75,000	$0.71	Jan. 25, 2016	Nil
	40,000	$1.16	Feb. 2, 2017	Nil
	102,000	$0.79	Mar. 17, 2018	Nil
	102,000	$0.76	May 23, 2018	Nil
	50,000	$0.77	Sep. 12, 2019	Nil
David C. Mathewson	300,000	$0.65	July 13, 2015	Nil	N/A	N/A
VP, Exploration	100,000	$0.82	Oct. 6, 2015	Nil
(former)	100,000	$0.71	Jan. 25, 2016	Nil
	50,000	$1.16	Feb. 2, 2017	Nil
	250,000	$0.79	Mar. 17, 2018	Nil
	180,000	$0.76	May 23, 2018	Nil
TOTAL	4,025,000			Nil

(1)
Based on the difference between the closing price of the Company’s Shares on the Exchange on December 31, 2014 of $0.50 and the stock option exercise price, multiplied by the number of Shares under option.

(2)	The Company has not granted any share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2014, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014 for each Named Executive Officer:

Name	Option-based awards-Value	Share awards – Value	Non-equity incentive plan
	vested during the year ($) (1)	during the year on vesting	compensation-Pay-out
		($) (2)	during the year ($) (3)
Jonathan T. Awde	Nil	N/A	N/A
President and CEO

Michael N. Waldkirch	Nil	N/A	N/A
CFO

Mac R. Jackson	Nil	N/A	N/A
VP, Exploration

Richard Silas	Nil	N/A	N/A
Secretary

David C. Mathewson	Nil	N/A	N/A
(former VP, Exploration)

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned. As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2014.

See also Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan” for details regarding the material provisions of the Company’s Option Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company is a party to consulting agreements (collectively the “Consulting Agreements”) with three of the Named Executive Officers, being Jonathan Awde, Michael Waldkirch and Richard Silas (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. Mr. Mathewson stepped down as the Vice-President, Exploration of the Company on May 30, 2014 and Mr. Jackson's employment agreement does not include any provisions relating to termination or change of control benefits. With respect to Messrs. Awde, Waldkirch and Silas, an amount equal to two times each Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs. Each such Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a shareholder of the Company; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the Company) pursuant to which all or part of the outstanding voting shares of the Company are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; (c) the sale by the Company of property or assets, (i) aggregating more than 50% of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries); and (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value, (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and all three Named Executive Officers exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $1,835,078 or approximately $611,693 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries; (b) a change of control of the Company or any of its subsidiaries; or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2014. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2014.

	Jonathan T.	Michael N.	Richard S.
	Awde	Waldkirch	Silas
	($)	($)	($)
Termination Without
Cause/Constructive Dismissal
Base Fee/Termination Payment	440,000	326,000	268,000
Benefits and Perks	Nil	Nil	Nil
Annual Incentives (1)	109,650	42,600	37,135
Long-Term Incentives (2)	Nil	Nil	Nil
Pension Benefits	Nil	Nil	Nil

Triggering Event Following a Change
in Control
Base Fee/Termination Payment	660,000	489,000	402,000
Benefits and Perks	Nil	Nil	Nil
Annual Incentives (1)	164,475	63,900	55,703
Long-Term Incentives (2)	Nil	Nil	Nil
Pension Benefits	Nil	Nil	Nil

(1)	Based on the simple average of the discretionary bonuses paid to the Named Executive Officers by the Company for the fiscal years ended December 31, 2014 and 2013.

(2)	Assumes the exercise of all vested “in-the-money” options on December 31, 2014. The closing price of the Company’s shares on the Exchange on December 31, 2014 was $0.50 per share.

On May 30, 2014, Mr. Mathewson stepped down as Vice-President, Exploration and a director of the Company. In conjunction therewith, the Company paid Mr. Mathewson a transition payment equal to one year's salary, being US$220,000, by way of a combination of cash and common shares of the Company. Mr. Mathewson agreed to remain a technical advisor to the Company for a period of at least one year.

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members. In considering the directors' compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Commencing October 1, 2011, the Board adopted a policy of paying its non-executive directors an annual fee of $24,000 ($2,000 per month) as payment for their services as directors of the Company. The Gurr Report found that such annual fee approximated the top quartile of the comparator group used to evaluate executive compensation and proposed no immediate change to the cash compensation paid to the directors of the Company. William E. Threlkeld, who is FCMI Parent Co.’s nominee director on the Board, has voluntarily waived payment of such fee. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company.

Directors are also eligible to participate in the Company’s Option Plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2014.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, during the fiscal year ended December 31, 2014.

Name	Fees earned ($)	Share- based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($) (2)
David Morrell Cole	$24,000	Nil	$95,280	Nil	Nil	$119,280
Robert J. McLeod	$24,000	Nil	$95,280	Nil	Nil	$119,280
Jamie D. Strauss	$24,000	Nil	$95,280	Nil	Nil	$119,280
William E. Threlkeld	$0	Nil	$95,280	Nil	Nil	$95,280
TOTAL	$72,000.00	Nil	$381,120	Nil	Nil	$453,120

(1)
Refer to options granted under the Company’s Option Plan. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. Based on the fair value of stock options granted to the director obtained by multiplying the number of options granted by their value established according to the Black Scholes option pricing model assuming for 2014 a life expectancy of 4 to 5 years, a risk free rate of 1.29% to 1.70%, a forfeiture rate of 0% and volatility of 78% to 80%.

(2)	Compensation information for Jonathan T. Awde and Richard S. Silas, also directors of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2014:

	Option-based Awards				Share-based Awards (1)
Name	Number of Securities	Option	Option Expiration	Value of	Number of	Market or
	underlying	exercise	Date	unexercised	shares or units	payout value of
	unexercised options (#)	price ($)		in-the-money- options ($) (2)	of shares that have not vested (#)	share awards that have not vested ($)
David Morrell Cole	150,000	$1.82	March 29, 2017	Nil	N/A	N/A
	150,000	$0.79	March 17, 2018	Nil
	102,000	$0.76	May 23, 2018	Nil
	75,000	$0.77	Sep. 12, 2019	Nil
Robert J. McLeod	5,000	$0.65	July 13, 2015	Nil	N/A	N/A
	50,000	$0.71	Jan. 25, 2016	Nil
	40,000	$1.16	Feb. 2, 2017	Nil
	150,000	$0.79	March 17, 2018	Nil
	102,000	$0.76	May 23, 2018	Nil
	75,000	$0.77	Sep. 12, 2019	Nil
Jamie D.R. Strauss	150,000	$1.81	Sep. 5, 2017	Nil	N/A	N/A
	150,000	$0.79	March 17, 2018	Nil
	150,000	$0.76	May 23, 2018	Nil
	75,000	$0.77	Sep. 12, 2019	Nil

William E. Threlkeld	200,000	$1.27	March 17, 2016	Nil	N/A	N/A
	25,000	$1.16	Feb. 2, 2017	Nil
	150,000	$0.79	March 17, 2018	Nil
	102,000	$0.76	May 23, 2018	Nil
	75,000	$0.77	Sep. 12, 2019	Nil
TOTAL	1,976,000			Nil

(1)	The Company has not granted any share-based awards.

(2)
Based on the difference between the closing price of the Company’s Shares on the Exchange on December 31, 2014 of $0.50 and the stock option exercise price, multiplied by the number of Shares under option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2014, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2014 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value	Share awards – Value	Non-equity incentive plan
	vested during the year ($) (1)	during the year on vesting	compensation-Pay-out
		($) (2)	during the year ($) (3)
David Morrell Cole	Nil	N/A	N/A
Robert J. McLeod	Nil	N/A	N/A
Jamie D.R. Strauss	Nil	N/A	N/A
William E. Threlkeld	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date. It is determined by the difference between the exercise price of the option and the market price on the date of vesting. If the option was not-in-the-money then a NIL value was assigned. As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2014.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2014, the Company’s most recently completed financial year.

Number of securities
remaining available for
	Number of securities to	Weighted-average	future issuance under
	be issued upon exercise	exercise price of	equity compensation plans
	of outstanding options,	outstanding options,	(excluding securities
Plan Category	warrants and rights	warrants and rights	reflected in column (a))
Equity compensation plans	9,359,000	$0.88	3,014,987
approved by securityholders
Equity compensation plans not	N/A	N/A	N/A
approved by securityholders
Total	9,359,000		3,014,987

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually certain information in its annual information form concerning the constitution of its audit committee and its relationship with its external auditor in accordance with Form 52-110F1. Reference is made to the Company’s annual information form dated March 31, 2015 for the fiscal year ended December 31, 2014 (the “AIF”) for disclosure regarding, inter alia, the Company’s audit committee in accordance with Form 52-110F1. The AIF is available for review on SEDAR under the Company’s profile at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

Canadian National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all Canadian public companies. The Company is also subject to a variety of corporate governance guidelines and requirements of the Exchange, the NYSE-MKT and the SEC. The Company has reviewed its own corporate governance practices in light of these guidelines and believes that, for the most part, it meets or exceeds the applicable corporate governance requirements. However, although the Company is listed on the NYSE MKT, as a "foreign private issuer," it is not required to comply with all of that exchange's corporate governance rules which are applicable to U.S. companies so long as the Company complies with Canadian corporate governance practices. The material ways in which the Company's corporate governance policies, as a foreign company, under Canadian requirements differ from the NYSE MKT governance rules are a reduced minimum quorum requirement for shareholder meetings, all members of the Nominating Committee are not "independent" directors, shareholder approval for certain issuances of Common Shares that could result in a 20% increase in the number of outstanding Common Shares, and shareholder approval for amendments to option plans.

Canadian National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices in accordance with the Form 58-101F1, which disclosure is set forth below.

Board of Directors

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 58-101, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of six (6) directors, three (3) of whom are “independent” under NI 58-101.

The following table identifies directors (both current and nominated) who are independent and those directors who are not independent under NI 58-101, along with the basis for determining independent status.

Name	Management	Independent	Reason for related status
Jonathan T. Awde	Yes	No	President and Chief Executive Officer
David Morrell Cole	No	Yes	N/A
Robert J. McLeod	No	Yes	N/A
Richard S. Silas	Yes	No	Corporate Secretary
Jamie D. Strauss	No	Yes	N/A
William E. Threlkeld	No	No	Nominee of FCMI Parent Co. (1)

(1)	See Part 2 "Voting Shares and Principal Holders Thereof".

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer (1)	Position (1)
Jonathan T. Awde	Consolidated Westview Resource Corp.	President, CEO and director
David Morrell Cole	Eurasian Minerals Inc.	President, CEO and director
Robert J. McLeod	Entourage Metals Ltd.	Director
	IDM Mining Ltd.	President, CEO and director
	Independence Gold Corp.	Director
	Inform Resources Corp.	Director
	Vendetta Mining Corp.	Director
	Vigilante Metals Inc.	Director
Richard S. Silas	Consolidated Westview Resource Corp.	Secretary and director
	Crest Petroleum Corp.	President, CEO and director
	Spirit Bear Capital Corp.	Director
Jamie D. Strauss	Altius Minerals Corporation	Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President

(1)	The above information has been provided by the directors and has not been independently verified by the Company.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally. During the Company’s fiscal year ended December 31, 2014, the independent members of the Board did not meet without non-independent directors and members of management.

To date, the Company has not appointed an independent Chairman or independent lead director. However, each of the independent directors has significant experience as a director and/or executive officer of publicly traded companies and, therefore, does not require the guidance of an independent Chairman or lead director in exercising his duties as a director.

During the financial year ended December 31, 2014, the Board held two formal board meetings. All other Board decisions were passed by way of consent resolution following informal discussions amongst the directors and management. The attendance record for each director for the two formal meetings held in 2014 is as follows:

	Attendance of	Attendance of
	Board Meetings	Committee	Overall Attendance
Board Meetings	Held	Meetings Held	%
	Current Directors
Jonathan T. Awde	2/2	N/A	100%
David Morrell Cole	2/2	4/4	100%
Robert J. McLeod	2/2	6/6	100%
Richard S. Silas	2/2	N/A	100%
Jamie D. Strauss	2/2	2/2	100%
William E. Threlkeld	2/2	5/6	87%
David C. Mathewson (former director) (1)	1/1	N/A	100%

(1)	Mr. Mathewson resigned as a director of the Company effective May 30,2014.

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Other Board Committees” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board’s mandate is set out in a formal Charter of Board of Directors, a copy of which is available from the Company upon request. See Part 8 “OTHER INFORMATION – Additional Information”.

The Board delegates to management, through the Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

In order to delineate the roles and responsibilities of the Chief Executive Officer and Chief Financial Officer, the Board has adopted written terms of reference for each of these positions.

The responsibilities of the Chief Executive Officer include, among other things, subject to the oversight of the Board, general supervision and day to day management of the business of the Company, providing leadership and, in collaboration with the Board, developing and monitoring the Company’s strategic direction, and identifying, assessing and determining priorities for the Company, its management and employees including priorities for improvement of existing operations, growth opportunities and general allocation of financial, management and other resources.

The responsibilities of the Chief Financial Officer include, among other things, responsibility for the overall financial planning and management of the Company and its subsidiaries, leadership and management of the Company’s finance and accounting functions including the Company’s business planning, budgeting and forecasting processes, the integrity of the Company’s accounting systems, sub-systems, internal controls, cash management, the signatories and discretionary authorities, and managing the Company’s relationship with the external auditors and the Company’s financial and business reporting, tax planning, estimating and reporting, and regulatory reporting (corporate and securities).

The Board has also adopted written terms of reference for the chair of each committee of the Company including that each chair must be an independent director. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, to liaise with management and others, as appropriate, to ensure open and frank communications, and to ensure that the responsibilities and duties of the committee as set out in its charter are being properly discharged.

Orientation and Continuing Education

While the Company has not established a formal orientation and education program for new Board members, the Company is committed to providing such information so as to ensure that new directors are familiar with the Company’s business and the procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. New directors are also briefed on strategic plans, short, medium and long term corporate objectives and business risks and mitigation strategies. From time to time, the Company also arranges on-site tours of its operations.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

Ethical Business Conduct

The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination of Directors

The Nominating Committee is comprised of Jamie D.R. Strauss (Chair), Robert J. McLeod and Jonathan T. Awde, of whom Messrs. Strauss and McLeod are considered “independent” as that term is defined in applicable securities legislation. Mr. Awde is the President and Chief Executive Officer of the Company and therefore not independent.

The Nominating Committee was formed in April 2014 for the purpose of assisting the Board in developing the Company's approach to the nomination of directors including, but not limited to, identifying candidates for nomination as a director and recommending qualified director candidates for election at the next annual meeting of shareholders.

Compensation

The Compensation Committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld. Messrs. McLeod and Cole are considered “independent” as that term is defined in applicable securities legislation. Mr. Threlkeld is FCMI Parent Co.'s nominee on the Board. See Part 2 "Voting Shares and Principal Holders Thereof".

All three compensation committee members have direct experience that is relevant to his responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the junior natural resource sector.

The purpose of the Compensation Committee is to, inter alia, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions. See Part 4 “EXECUTIVE COMPENSATION – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers and a further discussion of the Company’s philosophy, objectives and processes with respect to executive compensation.

Other Board Committees

At the present time, the Board of Directors of the Company has appointed four formal committees, being the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.

The audit committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets; reliability of information; and compliance with policies and laws. For further information regarding the mandate of the Company’s audit committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see the Company’s AIF dated March 31, 2015 for the fiscal year ended December 31, 2014, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld and is primarily responsible for making recommendations to the Board regarding executive compensation. See “Compensation” above.

The Corporate Governance Committee is comprised of Robert J. McLeod (Chair), William E. Threlkeld and Jamie D. Strauss and is primarily responsible for the development and supervision of the Company’s approach to corporate governance issues including, but not limited to, the composition of the Board and its committees, orientation and educational programs for directors and reviewing annually the Company’s corporate governance policies and procedures and making recommendations to the Board with respect thereto.

The Nominating Committee is comprised of Jamie D.R. Strauss (Chair), Robert J. McLeod and Jonathan T. Awde and is primarily responsible for developing the Company's approach to the nomination of directors including, but not limited to, identifying and recommending qualified candidates for nomination as directors of the Company.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company’s current size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness and the effectiveness and contribution of its committees or individual directors on an ad hoc basis.

Director Term Limits and Board Renewal

The Board has not adopted term limits for directors or other specific mechanisms of Board renewal. The term of office of a director expires at the annual general meeting each year. As noted above, the Nominating Committee evaluates and recommends whether an incumbent director should be nominated for re-election to the Board upon expiration of his or her term and makes any required recommendations to the Board. The Board is of the view that this annual review process is more effective for the Company than term limits or other mandated mechanisms of Board renewal such as a mandatory retirement age.

Policy Regarding Representation of Women on the Board

The Board has not adopted a formal written policy regarding the identification and nomination of women directors. Rather, the Nominating Committee evaluates the competencies and skills of each member of the Board and the Board as a whole with a view to identifying and nominating potential nominees with the necessary competencies and skills to strengthen and improve the overall effectiveness of the Board.

Representation of Women in the Director Identification and Selection Process

Diversity, including the level of representation of women on the Board, is one factor which the Nominating Committee takes into consideration in identifying and nominating candidates for election or re-election to the Board. However, the Nominating Committee evaluates potential nominees to the Board by reviewing the qualifications of prospective nominees to determine their relevance and particular skill set having regard to the then-current Board composition and the anticipated skills required to supplement and round out the capabilities of the Board.

Representation of Women in Executive Officer Appointments

The Company believes that potential candidates for executive officer positions should be evaluated based on his or her individual skills and experience and while the Company considers diversity, including the level of representation of women, the Company is committed to offering equal employment opportunities based upon an individual’s qualifications and performance. The Company believes that evaluating candidates for executive officer positions based on their individual experience, skill and ability is consistent with the Company's commitment of treating people fairly, with dignity and respect.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Nominating Committee considers gender and all other types of diversity when considering new candidates for director and executive positions. However, the Board has not established specific targets for Board or executive officer composition and believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of representation of women in such positions.

Number of Women on the Board and in Executive Officer Positions

Currently, the Company has no women on its Board of directors or in executive officer positions.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so, save and except as follows:

David C. Mathewson, former Vice-President, Exploration and a former director of the Company, is the owner of 263 unpatented mining claims which were the subject of certain mining leases forming part of the Company’s Safford-CVN and East Bailey projects located in Eureka and Elko Counties, Nevada. Pursuant to the terms of such leases, Mr. Mathewson was entitled to receive annual lease payments and royalties as follows:

Description of Lease	Annual Lease Payments	Underlying Royalty Interest

Mining lease and agreement dated August 25, 2008 with respect to 172 unpatented mining claims located in Eureka County, Nevada
US$30,000 per year increasing to US$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 with respect to 91 unpatented lode mining claims situated in Elko County, Nevada (the "KM/RC Lease")
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NSR, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between KM Exploration, Ltd.,(2) as lessor, and Aurelio, as lessee with respect to 88 unpatented lode mining claims situated in Elko County, Nevada
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NSR, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

In August 2013, the Company terminated the KM/RC Lease with respect to 91 unpatented lode mining claims comprising approximately 1,880 net acres of land in Elko County, Nevada due to a lack of encouraging exploration results incurring in a write down of exploration and evaluation assets of $133,189 associated with the CVN project for the year ended December 31, 2013.

Subsequent to December 31, 2014, the Company wrote off its remaining interests in the Safford-CVN and East Bailey projects and terminated the underlying lease agreements in order to focus its management and cash resources exclusively on the further exploration of the Railroad-Pinion project in Elko County, Nevada.

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the appointment of auditors), save and except for the ratification and approval of the Option Plan as contemplated in Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan”.

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2014. You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 669 – 5702 / facsimile (604) 687 - 3567. You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

BOARD APPROVAL

The Board of Directors of the Company has approved the contents and the delivery of this Information Circular to its shareholders.

DATED at Vancouver, British Columbia, as of the 9th day of June, 2015.

BY ORDER OF THE BOARD

(signed) “Jonathan T. Awde”
 Jonathan T. Awde

President and Chief Executive Officer